Golden Star Resouces Ltd.
Common Shares
38119T104
August 18, 2006


CUSIP 38119T104
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 12,577,000

6. n/a

7. 12,577,000

8. n/a

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Golden Star Resources Ltd.
(b) Suite 300 - 10901 West Toller Drive
    Littleton, CO
    80127
    United States

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 38119T104

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 12,577,000
    (ii) n/a
    (iii) 12,577,000
    (iv)  n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
August 18, 2006
Neal Nenadovic
Chief Executive Officer